UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COMMUNITY HEALTH SYSTEMS, INC.
 (Name of Issuer)

          Common Stock, $0.01 par value per share
 (Title of Class of Securities)

203668108
 (CUSIP Number)

January 27, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP No. 203668108	Page 2 of 10 Pages

1.	Names of Reporting Persons. GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	12,093,795
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	12,093,795

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,093,795
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.67%
12.	Type of Reporting Person: OO

CUSIP No. 203668108	Page 3 of 10 Pages

1.	Names of Reporting Persons. LAWRENCE M. ROBBINS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	12,093,795
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	12,093,795

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,093,795
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.67%
12.	Type of Reporting Person: IN, HC

Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Community Health Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4000 Meridian Boulevard, Franklin, Tennessee  37067

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”).

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, and Glenview Capital Opportunity Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i)  Glenview Capital Management is a Delaware limited liability company;

ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Page 5 of 10 Pages

Item 2(e).	CUSIP Number:

203668108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

On January 27, 2014, the Issuer announced that it had completed its acquisition of Health Management Associates, Inc. (“HMA”). In connection with this acquisition, the Reporting Persons received, among other consideration, 2,621,125 Shares in exchange for 37,757,583 shares of HMA common stock, at an exchange rate of 0.06942 Shares per each share of HMA common stock and adjusted for the cash received in lieu of fractional Shares. As a result, as of January 29, 2014, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of 12,093,795 Shares. This amount consists of: (A) 495,375 Shares held for the account of Glenview Capital Partners; (B) 4,942,933 Shares held for the account of Glenview Capital Master Fund; (C) 2,274,424 Shares held for the account of Glenview Institutional Partners; (D) 2,549,086 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 1,831,977 Shares held for the account of Glenview Capital Opportunity Fund.

Item 4(b)	Percent of Class:

As of January 29, 2014, each of the Reporting Persons may be deemed the beneficial owner of approximately 10.67% of Shares outstanding.  (On January 27, 2014, the Issuer announced it had completed its acquisition of Health Management Associates, Inc.  In connection with this acquisition, the Issuer expected to issue approximately 18,361,256 Shares, according to the amended Form S-4 filed by the Issuer on November 18, 2013.  For purposes of calculating the beneficial ownership percentage herein, these 18,361,256 Shares have been added to the 94,972,160 Shares outstanding as of October 25, 2013, reported by the Issuer in its quarterly report on Form 10-Q, filed October 31, 2013, for a total of approximately 113,333,416 Shares outstanding.)                 .

Item 4(c)	Number of Shares as to which such person has:

Glenview Capital Management and Mr. Robbins:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	12,093,795

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	12,093,795

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 6 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President
of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

January 29, 2014

Page 8 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

B	Power of Attorney	10

Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Community Health Systems, Inc. dated as of January 29, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President
of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

January 29, 2014

Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins

Lawrence M. Robbins